Northern Oil and Gas, Inc.
315 Manitoba – Suite 200
Wayzata, Minnesota 55391

April 30, 2009

U.S. Securities and Exchange Commission                                                                        Via Overnight Courier
Division of Corporation Finance
Attn:       H. Roger Schwall – Assistant Director
M. Karney
Norman W. Gholson
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          Northern Oil and Gas, Inc.
Registration Statement on Form S-3
Filed March 31, 2008
File No. 333-158320

Ladies and Gentlemen:

We received your correspondence dated April 22, 2009 regarding the above-referenced filings of Northern Oil and Gas, Inc. (the “Company”).  We appreciate the opportunity to discuss with you the matters addressed in your correspondence.

We offer the following responses to the questions raised in your correspondence, which responses are keyed to the items in your comment letter.

Form S-3 Filed March 31, 2009

Where you Can Find More Information, page 6

1.
We note that you have incorporate by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  However, in Part III of this Form 10-K filing, you indicate that Items 10 through 14 of Part III are incorporated by reference to the definitive proxy statement for your 2009 Annual Meeting of Stockholders.  The proxy statement is not yet on file.  Please provide the Part III information; we may have additional comments after reviewing it.

Response:  On April 30, 2009, the Company filed an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 disclosing the information required by Part III of Form 10-K.

A courtesy copy of the amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is being provided herewith for your records.  We appreciate the Commission’s review of our amendment to Form 10-K and any further comments you might have.

In connection with this response, we hereby acknowledge that:

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at any time at 952-476-9800 with any further questions.

Sincerely,

Northern Oil and Gas, Inc.

/s/ James R. Sankovitz

By James R. Sankovitz
Its General Counsel

cc:           Ross Formell, Esq. – Best & Flanagan LLP